REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 8, 2006

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No.153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:               Consolidated financial statements for the nine month period ended September 30, 2006, prepared in accordance with US GAAP

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2005 AND SEPTEMBER 30, 2006 (Unaudited)
(In thousands, except share data)

	December 31,	September 30,
	2005	2006
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$795,091	985,071
Available for sale securities	12,948	60,920
Held to maturity securities	10,191	6,273
Trade receivables and accrued income, net (Note 5)	324,611	372,719
Due from related parties (Note 6)	67,327	64,305
Inventories	9,198	9,406
Prepaid expenses	38,029	78,508
Other current assets, includes $34,105 and $101,337 of restricted cash as of December 31, 2005 and September 30, 2006, respectively (Note 7)	106,453	217,062
Deferred tax assets (Note 17)	192,731	59,480
Total current assets	1,556,579	1,853,744
DUE FROM RELATED PARTIES (Note 8)	80,906	73,298
PREPAID EXPENSES	13,879	11,032
INVESTMENTS (Note 9)	266,198	472,968
FIXED ASSETS, net (Note 10)	1,224,543	1,238,726
CONSTRUCTION IN PROGRESS (Note 11)	389,375	281,657
INTANGIBLES, net (Note 12)	871,362	785,680
OTHER LONG TERM ASSETS	2,440	3,471
DEFERRED TAX ASSETS (Note 17)	306	1,365
	$4,405,588	4,721,941
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short term borrowings (Note 13)	$564,503	585,513
Trade payables (Note 14)	137,775	191,455
Due to related parties (Note 15)	5,774	6,550
Taxes payable (Note 17)	60,864	227,907
Provision for income taxes (Note 17)	—	5,611
Deferred tax liabilities (Note 17)	—	1,310
Other current liabilities and accrued expenses (Note 16)	564,188	465,997
Total current liabilities	1,333,104	1,484,343
LONG TERM BORROWINGS (Note 18)	82,848	102,541
RETIREMENT PAY LIABILITY	16,707	15,883
DEFERRED TAX LIABILITIES (Note 17)	185,297	107,710
MINORITY INTEREST	62,427	68,145
OTHER LONG TERM LIABILITIES	7,632	10,261
SHAREHOLDERS’ EQUITY
Common stock
Par value 1 TRY; authorized, issued and outstanding 2,200,000,000 shares in 2005 and 2006 (Note 19)	636,116	833,354
Additional paid in capital	178	178
Legal reserves	92,414	136,201
Accumulated other comprehensive income / (loss) (Note 3)	5,549	(107,939)
Retained earnings	1,983,316	2,071,264
Total shareholders’ equity	2,717,573	2,933,058
COMMITMENTS AND CONTINGENCIES (Note 20)
	$4,405,588	4,721,941

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2006 (Unaudited)
(In thousands, except share data)

	Nine Months Ended
	September
	2005	2006
	(Unaudited)
Revenues	$3,193,121	3,308,720
Direct cost of revenues	(1,750,529)	(1,785,752)
Gross profit	1,442,592	1,522,968
General and administrative expenses	(107,869)	(125,729)
Selling and marketing expenses	(348,628)	(422,341)
Operating income	986,095	974,898
Financial income	101,745	119,271
Financial expense	(130,162)	(70,505)
Other income, net	6,238	2,200
Equity in net income of unconsolidated investees (Note 9)	45,334	62,495
Minority interest in income of consolidated subsidiaries	6,019	38,174
Translation loss	(8,402)	—
Income before taxes	1,006,867	1,126,533
Income tax expense (Note 17)	(337,342)	(455,394)
Net income	$669,525	671,139
Basic and diluted earnings per common share (Note 19) (in full US Dollars)	$0.304330	0.305063
Weighted average number of common shares outstanding (Note 19)	2,200,000,000	2,200,000,000

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2006 (Unaudited)
(In thousands)

	September 30,	September 30,
	2005	2006
	(Unaudited)	(Unaudited)
Operating Activities:
Net income	$669,525	671,139
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	340,011	382,186
Provision for retirement pay liability	2,630	909
Provision for inventories	(665)	(276)
Provision for doubtful receivables	15,409	17,711
Accrued income	27,831	30,984
Accrued expense	(189,913)	8,655
Equity in net income of unconsolidated investees	(45,334)	(68,939)
Foreign exchange gain / (loss)	600	12,764
Minority interest in income of consolidated subsidiaries	14,088	29,724
Provision for income taxes	31,853	5,611
Deferred taxes	225,311	219,017
Net gain/(loss) on remeasurement of investments	—	(2,579)
Comprehensive loss	—	(32,863)
Changes in assets and liabilities:
Trade receivables	(103,922)	(126,387)
Due from related parties	34,031	25,244
Inventories	4,473	(1,162)
Prepaid expenses	(52,603)	(43,020)
Other current assets	197,139	(79,077)
Held for trading securities	(1,788)	—
Taxes payable	(18,237)	173,356
Other long term assets	(606)	(1,328)
Due to related parties	(2,384)	1,375
Trade payables	(413,128)	61,585
Other current liabilities	160,769	(40,806)
Other long term liabilities	(251)	2,635
Net cash provided by operating activities	894,839	1,246,458
Investing Activities:
Additions to fixed assets	(502,133)	(291,207)
Additions to intangibles	(70,765)	(102,876)
Investments in investees	—	(152,466)
Acquisition of minority shares	—	(17,529)
Increase in investments in held to maturity securities	—	(6,015)
Decrease in investments in held to maturity securities	45,431	9,218
Increase in investments in available for sale securities	(12,667)	(52,617)
Decrease in investments in available for sale securities	—	6,712
Net cash used for investing activities	(540,134)	(606,780)
Financing Activities:
Proceeds from issuance of long and short term debt	245,816	847,690
Payment on long and short term debt	(529,860)	(811,475)
Net (increase) / decrease in debt issuance expenses	2,573	(37,976)
Payment on lease obligations	(12,991)	(2,534)
Dividend paid	(182,176)	(342,166)
Net cash provided by financing activities	(476,638)	(346,461)
Effects of foreign exchange rate fluctuations on balance sheet items	—	(90,473)
Net (decrease) / increase in cash and cash equivalents	(121,933)	202,744
Effects of exchange rate fluctuations on cash and cash equivalents	—	(12,764)
Cash and cash equivalents at the beginning of period	763,821	795,091
Cash and cash equivalents at the end of period	$641,888	985,071
Supplemental cash flow information:
Interest paid	$82,587	44,265
Interest received	80,236	109,383
Income taxes paid	99,921	62,755
Non-cash investing activities
Capital lease obligations	1,003	—

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006 (Unaudited)
(In thousands, except share data)

							Accumulated
							other	Total
	Common stock		Additional	Legal	Comprehensive	Retained	comprehensive	shareholders’
	Shares (Note 19)	Amount	paid in capital	reserves	income	earnings	income/(loss)	equity
Balances at December 31, 2005	2,200,000,000	$636,116	178	92,414		1,983,316	5,549	2,717,573
Deferred taxes associated with temporary differences from translation and indexation effects	—	—	—	—		—	175,681	175,681
Balances at January 1, 2006	2,200,000,000	636,116	178	92,414		1,983,316	181,230	2,893,254
Increase in capital		197,238		—		(197,238)		—
Comprehensive income:
Net income					671,139	671,139		671,139
Other comprehensive income:
Translation adjustment					(289,645)		(289,645)	(289,645)
Net unrealized capital gain on available-for-sale securities					476		476	476
Comprehensive income					381,970
Transfer to legal reserves				43,787		(43,787)		—
Dividend paid				—		(342,166)		(342,166)
Balances at September 30, 2006	2,200,000,000	$833,354	178	136,201		2,071,264	(107,939)	2,933,058

The accompanying notes are an integral part of these consolidated financial statements.

Turkcell Iletisim Hizmetleri Anonim Sirketi and Its Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2005 and September 30, 2006 (Unaudited) and
for the Nine Month Periods Ended September 30, 2005 and 2006 (Unaudited)

(Amounts in thousands of US Dollar unless otherwise stated except share amounts)

(1)          Business

Turkcell Iletisim Hizmetleri Anonim Sirketi (“Turkcell” or “the Company”) was incorporated on October 5, 1993 and commenced operations in 1994. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “License”) with the Ministry of Transportation and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and frees it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the License. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) an ongoing license fee equal to 15% of its gross revenue from Turkish GSM operations. Turkcell continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

On June 25, 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Ministry of Transportation as a universal service fund contribution in accordance with law no 5369. As a result, starting from June 30, 2005, Turkcell pays the 90% of the ongoing license fee to the Turkish Treasury and 10% to the Ministry of Transportation as universal service fund.

In July 2000, Turkcell completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

Two significant founding shareholders, Sonera Holding BV and the Cukurova Group own approximately 37.1% and 27.1%, respectively, of the Company’s share capital, and are ultimate counterparties to a number of transactions that are discussed in the related party footnote. On November 28, 2005, upon completion of a series of transactions, Alfa Group acquired 13.2% indirect ownership in the Company through its Altimo subsidiary, one of Russia’s leading private telecommunications investors.

Turkcell owns a 41.45% interest in Fintur Holdings B.V. (“Fintur”), which holds the majority of the Company’s international GSM investments, with majority ownership in GSM operations in Azerbaijan, Georgia, Kazakhstan and Moldova. Fintur is accounted for under the equity method.

The Company also owns 100% of Kıbrıs Mobile Telekomunikasyon Limited Sirketi (“Kıbrıs Telekom”), a company that operates GSM network in Northern Cyprus.

In December 2003, the Company invested $50,000 in Digital Cellular Communications (“DCC”), an Ukrainian telecommunications company with several telecommunications licenses including a GSM 1800 license. In order to facilitate the investment in DCC, the Company created a new wholly-owned company named Euroasia Telecommunications Holding B.V. (“Euroasia”) in the Netherlands in February 2004, and capitalized it with cash contributions of $50,000. The owners of DCC contributed 99% of the shares of DCC to Euroasia in exchange for a 49% interest in Euroasia in May 2004. DCC held a nationwide

GSM1800 license through its then 99% owned subsidiary, LLC Astelit (“Astelit”). On February 1, 2005, Astelit commenced its operations with its GSM 1800 technology. In addition, Astelit acquired the GSM 900 license on November 10, 2005 and Astelit has the right to use this license starting from January 1, 2006. On April 4, 2006, Astelit announced the merger of DCC with Astelit in order to optimize the internal business processes of both companies. The decision for the merger of DCC with Astelit was approved during the Shareholders’ Meeting which took place on April 3, 2006 in Kiev. On August 1, 2006 the merger transaction was completed. The Company has a 55% interest in consolidated subsidiaries, Euroasia, DCC and Astelit as of September 30, 2006.

Turkcell and Ericsson Telekomunikasyon AS (“Ericsson Turkey”) have established a company named East Asian Consortium BV (“Eastasia”), with a share capital of EUR 91,000, to invest in the Iranian GSM business. However, as of September 30, 2006, the Company has no operations in Iran. On February 22, 2006, Turkcell purchased Eastasia shares held by Ericsson Turkey and Turkcell ownership in Eastasia has increased to 100%.

On March 22, 2006, Board of Directors of Turkcell decided to accept the proposal of Cukurova Group to purchase 50% of A-Tel Pazarlama ve Servis Hizmetleri A.S. (“A-Tel”) shares for a consideration of $150,000 based on the findings of the due diligence conducted at A-Tel. Following the completion of tax, legal and financial due diligence review and following approval of the Competition Board of share transfer on August 1, 2006, the related payment was made on August 9, 2006 and the transaction has been finalized. Accordingly, as of September 30, 2006 the Company holds 50% interest in A-Tel and A-Tel is accounted for under the equity method (Note 9).

In addition, as of September 30, 2006, the Company was involved in various activities, including call centers and database management, directory assistance, operating a central betting system, fixed line long distance call services and internet services through various consolidated subsidiaries: Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (“Global”), Corbuss Kurumsal Telekom Servis Hizmetleri AS (“Corbuss”), Turktell Bilisim Servisleri AS (“Turktell”), Turkcell Kurumsal Satış ve Dağıtım Hizmetleri AS (“Turkcell Kurumsal”) (December 31, 2005: “Hayat Boyu Egitim ve İletişim Hizmetleri AS”), Iyi Eglenceler Eglence ve Turizm AS (“Iyi Eglenceler”), Interaktif Cocuk Programlari Yapimciligi ve Yayinciligi AS (“Digikids”), Mapco Internet ve Iletisim Hizmetleri Pazarlama AS (“Mapco”), Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret AS (“Inteltek”), Bilyoner Interaktif Hizmetleri A.Ş. (“Bilyoner”) (December 31, 2005: “Libero Interaktif Hizmetler AS (“Libero”)), Tellcom Iletisim Hizmetleri AS (“Tellcom”) and Turktell Uluslararasi Yatirim Holding AS (“Turktell Uluslararasi”). The subsidiaries are owned 100%, 99%, 100%, 100%, 100%, 100%, 100%, 55%, 55%, 100% and 100%, respectively, by Turkcell or its subsidiaries (together referred to as the “Group”).

(2)          Financial Position and Basis of Preparation of Financial Statements

The Group maintains its books of account and prepare its statutory financial statements in its local currencies and in accordance with local commercial practice and tax regulations applicable in its respective countries of residence. The accompanying consolidated financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited consolidated interim financial statements of the Company as of September 30, 2006 and for the nine month periods ended September 30, 2005 and 2006 in the opinion of the management of the Company, include all the adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results of such unaudited interim periods.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with US GAAP. Actual amounts could differ from those estimates.

Significant estimates and assumptions include the depreciable/amortizable lives of fixed assets and intangibles, amounts reflected as allowances for doubtful receivables, valuation allowances on deferred tax assets and amounts reflected as provisions for liabilities arising from legal proceedings.

The FASB staff believes the determination of a hyperinflationary economy must begin by calculating the cumulative inflation rate for the three years that precede the beginning of the reporting period, including interim reporting periods. If that calculation results in a cumulative inflation rate in excess of 100%, the economy should be considered highly inflationary in all instances. However, if that calculation results in the cumulative rate being less than 100%, the FASB staff believes that historical inflation rate trends (increasing or decreasing) and other pertinent economic factors should be considered to determine whether such information suggests that classification of the economy as highly inflationary is appropriate. The AICPA SEC Regulations Committee’s International Practices Task Force (“IPTF”) concluded at its November 24, 2004 meeting that Turkey would continue to be highly inflationary in 2005. Accordingly, as of December 31, 2005 the financial statements of Turkcell and subsidiaries located in Turkey and Northern Cyprus prepared in accordance with US GAAP are translated into US dollars, the reporting currency, in accordance with the relevant provisions of SFAS No. 52 “Foreign Currency Translation”, as applied to entities in highly inflationary economies.

On November 22, 2005, IPTF concluded that Turkey ceased to be a highly inflationary country starting from January 1, 2006. As a result, TRY is treated as a more stable currency and as of September 30, 2006 financial statements of Turkcell and those of its subsidiaries located in Turkey and Northern Cyprus prepared in accordance with US GAAP are translated into US Dollars in accordance with SFAS No. 52 and the resulting cumulative translation adjustment is recognized in shareholder’s equity.

These unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F.

(3)          Comprehensive Income

Comprehensive income generally encompasses all changes in shareholders’ equity (except those arising from transactions with owners) and includes net income, net unrealized capital gains on available for sale securities and translation adjustments. The Company’s comprehensive income differs from net income applicable to common shareholders only by the amount of the translation adjustment deferred tax effect of the change in functional currency and unrealized capital gains/(losses) on available for sale securities charged to shareholders’ equity. Comprehensive income for the nine month periods ended September 30, 2005 and 2006 was $670,802 and $381,970 respectively.

(4)          New Accounting Standards Issued

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”. SFAS No.155, resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No.155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS No.155, is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Provisions of this Statement may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The adoptation of SFAS No. 155 is not expected to have a material effect on the Company’s consolidated financial statements.

In April 2006, the FASB issued FSP No. 46(R)-6, “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)”. The FSP addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46(R). The variability that is considered in applying FIN 46(R) affects the determination of (a) whether an entity is a VIE, (b) which interests are “variable interests” in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. That variability affects any calculation of expected losses and expected residual returns, if such a calculation is necessary. FSP No. 46(R)-6 must be applied prospectively to all entities (including newly created entities) and to all entities previously required to be analyzed under FIN 46(R) when a “reconsideration event” has occurred, in the first reporting period beginning after June 15, 2006. The Company will evaluate the impact of this FSP at the time any such “reconsideration event” occurs and for any new entities created.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”. FIN 48, clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes. FIN 48, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48, also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier application of the provisions of this Interpretation is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period FIN 48 is adopted. The adoptation of FIN 48 is not expected to have a material effect on the Company’s consolidated financial statements.

In June 2006, FASB issued EITF No. 06-3 “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)”. EITF No. 06-3 would permit companies to elect to present on either a gross or net basis sales and other taxes that are imposed on and concurrent with individual revenue-producing transactions between a seller and a customer. The gross basis includes the taxes in revenues and costs; the net basis excludes the taxes from revenues. The Consensus would not apply to tax systems that are based on gross receipts or total revenues. Companies would disclose their policy for presenting the taxes and would disclose any amounts presented on a gross basis. Companies would not be required by the Consensus to change their policies for presenting taxes. A change would be permitted only if the new policy is considered preferable. Assuming ratification, the disclosures required by the Consensus will have to be presented for interim and annual financial periods beginning after December 15, 2006. The Company will evaluate to elect to present taxes collected from customers and governmental authorities either gross or net basis and this may reveal a material effect on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.SFAS No. 157, defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. SFAS No. 157 applies when other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS No. 157 does not require new fair value measurements. However, for some entities, the application of SFAS No. 157 will change current practice.

The transition adjustment, measured as the difference between the carrying amounts and the fair values of those financial instruments at the date this Statement is initially applied, should be recognized as a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for the fiscal year in which this Statement is initially applied. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. Earlier application is encouraged, provided the entity has not yet issued financial statements for any interim period for that fiscal year. The adoptation of SFAS No. 157 is not expected to have a material effect on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans ‘an amendment of FASB Statements No. 87, 88, 106, and 132 (R)’ ” (“SFAS 158”). SFAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions). Under SFAS 158, the Company will be required to recognize the funded status of its defined benefit postretirement plan to provide the required disclosures in its financial statements as of December 31, 2006. The Company does not anticipate that the adoptation of SFAS 158 will have a material effect on the Company’s results of operations or financial condition.

In September 2006, the SEC issued Staff Accounting Bulletin 108 (“SAB108”). SAB 108 establishes an approach requiring the quantification of financial statement errors based on the effects of the error on each of an entity’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it essentially requires quantification of errors under both of the widely-recognized methods for quantifying the effects of financial statement errors: the “roll-over” method and the “iron-curtain” method. SAB 108 permits existing public companies to record the cumulative effect of initially applying the “dual approach” in the first year ending after November 15, 2006 by recording the necessary “correcting” adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The Company does not anticipate that the adoptation of SAB 108 will have a material effect on its financial statements or results of operations.

In September 2006, FASB issued EITF No. 06-1 “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider”. The EITF reached a Consensus on how providers of services that depend on specialized equipment should account for payments they make to the manufacturers or resellers of the specialized equipment. The service provider’s objective is to stimulate demand for its services by facilitating equipment sales to potential customers. TV, radio, and security services are among those that might depend on specialized equipment often sold by unrelated manufacturers, and the payments could be in the form of cash, equity instruments, tooling, technological know-how, or key components of the specialized equipment. The Consensus would require a service provider to characterize the consideration based on the form of the benefit the service provider’s customer receives from the manufacturer or reseller. If the benefit is “other than cash” (such as a discount on the price of the equipment) or the service provider does not control the form of benefit given by the manufacturer or equipment seller to the customer, the consideration would be treated as a cost rather than as a reduction of revenue. If the contractual provisions dictate that the service provider’s customer receives cash consideration, such as a cash rebate, the amount would be reported as a reduction of revenue. If the Consensus is ratified, its requirements will have to be adopted through retrospective application to all prior periods as of the beginning of the first annual reporting period beginning after June 15, 2007, unless retrospective application is impracticable. Earlier adoption will be permitted for financial statements that have not yet been issued. The adoptation of EITF No. 06-1 is not expected to have a material effect on the Company’s consolidated financial statements.

(5)          Trade Receivables and Accrued Income, net

At December 31, 2005 and September 30, 2006, the breakdown of trade receivables and accrued income is as follows:

	December 31,	September 30,
	2005	2006
		(Unaudited)
Receivables from subscribers	$294,418	349,986
Accounts and checks receivable	79,709	109,033
Receivables from Turk Telekom A.S. (“Turk Telekom”)	16,518	19,535
	390,645	478,554
Accrued service income	83,175	45,608
Allowance for doubtful receivables	(149,209)	(151,443)
	$324,611	372,719

Receivables from Turk Telekom as of September 30, 2006 represent net amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay Turkcell for Turk Telekom’s fixed-line subscribers’ calls to GSM subscribers.

The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for services rendered but not yet billed.

Letter of guarantees received with respect to the accounts and cheques receivable are amounting to $48,066 and $28,605 as of December 31, 2005 and September 30, 2006, respectively.

Movements in the allowance for doubtful receivables are as follows:

	December 31,	September 30,
	2005	2006
		(Unaudited)
Beginning balance	$133,915	149,209
Provision for doubtful receivables	24,379	22,217
Write offs	(9,122)	(3,484)
Effect of change in exchange rate	37	(16,499)
Ending balance	$149,209	151,443

(6)          Due from Related Parties

As of December 31, 2005 and September 30, 2006, the balance comprised:

	December 31,	September 30,
	2005	2006
		(Unaudited)
A-Tel	$7,055	17,025
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	31,128	15,672
Baytur Insaat Taahhut AS (“Baytur”)	5,892	10,229
Digital Platform Iletisim Hizmetleri AS (“Digital Platform”)	10,316	6,412
ADD Production Medya AS (“ADD”)	7,066	6,376
Genel Yasam Sigorta AS (“Genel Yasam”)	353	1,601
Other	5,517	6,990
	$67,327	64,305

Substantially all of the significant due from related party balances are from Cukurova Group companies.

Due from A-Tel, a 50-50 joint venture of the Company and Savings Deposit Insurance Fund (“SDIF”), mainly resulted from dividends receivable from A-Tel (Note 9). In addition to that the Company has receivables resulted from simcard and prepaid card sales to this company and payables in relation to dealer activation fees and simcard subsidies for the sale of prepaid cards.

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and prepaid card sales to this company.

Due from Baytur, a company whose majority shares are owned by Cukurova Group, mainly resulted from advances given to Baytur for the construction of a residence project.

Due from Digital Platform, a company whose majority shares are owned by Cukurova Group, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships (Note 8).

Due from ADD, a company whose majority shares are owned by Cukurova Group, mainly resulted from balances paid in advance in order to benefit from the expertise and bargaining power of ADD with third parties in media purchasing.

Due from Genel Yasam, a company whose majority shares are owned by Cukurova Group, mainly resulted from prepaid expenses for health and life insurances made by the Company for its employees.

(7)          Other Current Assets

At December 31, 2005 and September 30, 2006, the balance comprised:

	December 31,	September 30,
	2005	2006
		(Unaudited)
Restricted cash	$34,105	101,337
Deferred financing costs	5,289	43,286
Value added tax (“VAT”) receivable	28,165	36,319
Advances to suppliers	7,571	11,153
Options contracts	—	9,132
Prepayment for subscriber acquisition cost	2,203	7,435
Income Accrual	13,392	4,123
Other	15,728	4,277
	$106,453	217,062

As of September 30, 2006, restricted cash represents amounts deposited at banks as guarantees in connection with the loans used by the Group which will be released on June 28, 2008.

Certain financing costs associated with the borrowings of funds are deferred. These assets are amortized over the terms of the related borrowings as an adjustment to interest expense in the accompanying consolidated statements of income.

Subscriber acquisition costs are subsidies to the subscribers for the handsets, under which Astelit can enforce the minimum customer contract period and can determine revenues that can be linked to individual contracts.

(8)          Due from Related Parties—Long Term

	December 31,	September 30,
	2005	2006
		(Unaudited)
Digital Platform	$78,275	73,298
Other	2,631	—
	$80,906	73,298

On December 23, 2005, a “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The agreement includes the restructuring of the Group’s receivables from Digital Platform amounting to $79,710 as of September 30, 2006 in exchange for sponsorship and the advertisement services that the Company will receive on Digital Platform’s infrastructure. Under the agreement, Digital Platform commits to pay amounts due to the Group through July 15, 2011 along with the interest in cash and advertisement services. $79,710 represents present value of future cash flows and services discounted using an imputed interest rate. As of September 30, 2006, $73,298 of the balance is classified as long term due from related parties in accordance with the revised repayment schedule. The Company paid $6,195 to Digital Platform within the scope of the agreement with respect to services received, during the first nine months of 2006.

(9)          Investments

At December 31, 2005 and September 30, 2006, investments in associated companies were as follows:

	December 31,	September 30,
	2005	2006
		(Unaudited)
Fintur	$243,579	314,959
A-Tel	—	131,132
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	15,750	18,917
T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	6,869	7,960
	$266,198	472,968

At December 31, 2005 and September 30, 2006, the Company’s ownership interest in Fintur is 41.45%. Fintur is accounted for under the equity method.

Board of Directors of the Company decided to purchase 50% shares of A-Tel for a consideration of $150,000, based on the findings of the due diligence report. Following the approval of the Competition Board of share transfer on August 1, 2006, the related payment was made on August 9, 2006 and the results of A-Tel’s operations have been included in the consolidated financial statements since that date.

A-Tel is involved in the marketing, selling and distribution of Turkcell’s prepaid service. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sale of campaigns and for subscriber activations. Since 1999, the business cooperation between the Company and A-Tel has provided important support to the Company’s sales and marketing activities. With the brand name Muhabbet Kart, A-Tel has proved success in a competitive environment through well structured campaigns. With the acquisition of 50% stake in A-Tel, management believes that the Company will be better positioned in the changing competitive environment and achieve increased benefits by optimizing sales and marketing efforts. A-Tel is a joint venture and its remaining 50% shares are held by Turkey’s Savings and Deposit Insurance Fund. (the “SDIF”)

As of September 30, 2006 management has not yet completed the evaluation of the fair value of identifiable assets and liabilities of A-Tel and its allocation of the purchase price. The Company has a period up to one year to complete purchase price allocation effective from August 2006 which is the date of acquisition. Therefore, final purchase accounting adjustments may differ from the Company’s initial estimates and the allocation of purchase price is subject to refinement.

A-Tel is accounted for under the equity method and results of its operations for the two month period ended September 30, 2006 are included in the accompanying consolidated financial statements using ownership rate of 50% as of and for the nine months ended September 30, 2006.

Besides, during September 2006, A-Tel’s General Assembly decided to distribute dividends and accordingly the Company reduced the carrying value of its investment in A-Tel by the dividends received of TRY 30,300 (equivalent to $20,239 at September 30, 2006). On October 16, 2006, such dividend is collected by the Company.

In 2003, the Group acquired a 6.24% interest in Aks TV and a 8.23% interest in T-Medya, media companies owned by the Cukurova Group.

On April 21, 2006, at Aks TV’s Ordinary General Assembly Meeting, it has been decided to increase the share capital of Aks TV through cash injection by shareholders. Iyi Eglenceler paid TRY 7,188

(equivalent to $4,801 at September 30, 2006) in cash representing its proportion in share capital of Aks TV.

On June 24, 2005, at T-Medya’s General Assembly Meeting, it has been decided to increase the share capital of T-Medya. However, the Group did not participate in the capital contribution, accordingly the ownership of the Group in T-Medya decreased to 5.91%. Subsequent to the first share capital increase, the Group decided to participate in the second share capital increase and on January 2, 2006, the Group paid TRY 2,700 (equivalent to $1,803 at September 30, 2006) in cash as capital contribution to T-Medya and the Group’s ownership interest in T-Medya increased back to 8.23%.

Aggregate summarized information of Fintur as of December 31, 2005 and September 30, 2006 and for the nine month periods ended September 30, 2005 and 2006 is as follows:

	December 31,	September 30,
	2005	2006
		(Unaudited)
Current assets	$250,718	316,377
Non-current assets	858,209	1,062,042
	$1,108,927	1,378,419
Current liabilities	$261,384	285,422
Non-current liabilities	376,799	449,875
Shareholders’ equity	470,744	643,122
	$1,108,927	1,378,419

	9 months ended	9 months ended
	September 30, 2005	September 30, 2006
	(Unaudited)	(Unaudited)
Revenues	$601,261	837,598
Direct cost of revenues	(257,772)	(342,372)
Income before taxes	147,707	243,573
Net income	109,371	153,413

Summary financial information of A-Tel as of September 30, 2006 and for the two months ended September 30, 2006 is as follows:

September 30,
2006
(Unaudited)
Current assets	$119,679
Non-current assets	251
119,930
Current liabilities	47,183
Non-current liabilities	228
Shareholders’ equity	72,519
119,930

Two months ended
September 30, 2006
(Unaudited)
Revenues	$12,472
Direct cost of revenues	(36)
Income before taxes	15,116
Net income	10,698

(10)   Fixed Assets, net

As of December 31, 2005 and September 30, 2006, the analysis of fixed assets is as follows:

	Useful	December 31,	September 30,
	Lives	2005	2006
			(Unaudited)
Operational fixed assets:
Base terminal stations	6-8 years	$1,197,797	1,301,359
Mobile switching center/Base station controller	6-8 years	906,119	924,384
Minilinks	6-8 years	365,665	357,435
GSM services equipment	6-8 years	97,583	95,660
Supplementary system	6-8 years	42,610	34,829
Call center equipment	5-8 years	22,677	20,556
Betting equipment	7-8 years	14,636	13,404
Other	5-8 years	4,147	6,816
		2,651,234	2,754,443
Accumulated depreciation		(1,598,146)	(1,652,506)
Operational fixed assets, net		1,053,088	1,101,937
Non-operational fixed assets:
Land		677	683
Buildings	25-50 years	182,736	132,065
Furniture, fixture and equipment	4-5 years	180,483	177,456
Motor vehicles	4-5 years	9,905	8,733
Leasehold improvements	5 years	58,428	86,962
		432,229	405,899
Accumulated depreciation		(260,774)	(269,110)
Non-operational fixed assets, net		171,455	136,789
		$1,224,543	1,238,726

At December 31, 2005 and September 30, 2006, total fixed assets acquired under finance leases amounted to $82,465 and $72,377, respectively. Depreciation of these assets under finance leases amounted to $3,428 and $3,208 for the nine month periods ended September 30, 2005 and 2006, respectively, and is included in depreciation expense.

Depreciation expenses for the nine month periods ended September 30, 2005 and 2006 are $235,802 and $265,419 respectively.

As of September 30, 2006, fixed assets of the Company amounting to $1,336 are pledged as collateral to the banks that have loans to the Company.

(11)   Construction in Progress

At December 31, 2005 and September 30, 2006, construction in progress consisted of expenditures in GSM and non-operational items and is as follows:

	December 31,	September 30,
	2005	2006
		(Unaudited)
Turkcell-GSM network	$319,802	204,760
Astelit-GSM network	43,589	49,266
Turkcell-Other projects	13,821	17,875
Non-operational items	10,070	6,003
Kibris Telekom-GSM network	2,093	3,753
	$389,375	281,657

(12)   Intangibles, net

As of December 31, 2005 and September 30, 2006, intangibles consisted of the following:

	Useful	December 31,	September 30,
	Lives	2005	2006
			(Unaudited)
Computer software	3-8 years	$980,864	986,901
GSM and other telecommunications licenses	4-25 years	582,483	532,832
Transmission lines	10 years	19,891	19,021
Central betting system operating rights	4-5 years	2,912	2,799
Customer base	2 years	1,193	1,214
		1,587,343	1,542,767
Accumulated amortization		(715,981)	(757,087)
		$871,362	785,680

As of September 30, 2006 amortized intangible assets and related amortization are as follows:

	September 30, 2006
	Gross carrying	Accumulated
	Amount	Amortization
Computer software	$986,901	561,734
GSM and other telecommunications licenses	532,832	181,394
Transmission lines	19,021	11,022
Central betting system operating rights	2,799	1,723
Customer base	1,214	1,214
	1,542,767	757,087

Amortization expense for the nine month periods ended September 30, 2005 and 2006 are $104,209 and $116,767, respectively.

(13)   Short Term Borrowings

As of December 31, 2005 and September 30, 2006, short-term borrowings comprised the following:

	December 31,	September 30,
	2005	2006
		(Unaudited)
Current portion of secured long term borrowings (Note 18)	$277,033	368,818
Current portion of unsecured long term borrowings (Note 18)	180,322	216,695
Unsecured short term borrowings	51,548	—
Secured short term borrowings	55,600	—
	$564,503	585,513

(14)   Trade Payables

The breakdown of trade payables as of December 31, 2005 and September 30, 2006 is as follows:

	December 31,	September 30,
	2005	2006
		(Unaudited)
Payables to interconnection suppliers	$18,768	67,649
Payables to Ericsson companies	37,142	57,588
Other	81,865	66,218
	$137,775	191,455

Payables to interconnection suppliers arise from voice and SMS termination services rendered by other GSM operators.

Payables to Ericsson Turkey, Ericsson Sweden and Ericsson AB  arise from fixed asset purchases, site preparation and other services.

(15)   Due to Related Parties

As of December 31, 2005 and September 30, 2006, due to related parties comprised:

	December 31,	September 30,
	2005	2006
		(Unaudited)
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	$2,127	2,475
Betting Organization Operation and Promotion Company SA (“Betting SA”)	1,266	1,034
Telia Sonera International Carrier AB (“Telia AB”)	1,326	751
Other	1,055	2,290
	$5,774	6,550

Due to Hobim, a company whose majority shares are owned by Cukurova Group, resulted from the invoice printing services rendered by this company.

Due to Betting SA, whose majority shares are owned by one of the shareholders of Inteltek, resulted from the consultancy services received for the operations of Inteltek.

Due to Telia AB, whose majority shares are owned by one of the shareholders of the Company, resulted from services terminated in the network of Telia AB.

(16)   Other Current Liabilities and Accrued Expenses

At December 31, 2005 and September 30, 2006, the balance comprised:

	December 31,	September 30,
	2005	2006
		(Unaudited)
Taxes and withholdings	$170,613	164,029
Deferred income	123,613	112,130
Selling and marketing expense accruals	31,078	50,742
License fee accrual—the Turkish Treasury	109,764	42,027
Personnel bonus accrual	18,458	15,658
Telecommunications Authority share accrual	12,968	12,001
Roaming expense accrual	12,580	9,503
Transmission fee accrual	16,729	9,235
Payout payables to fixed odds betting players	7,596	5,967
Interconnection Accrual	14,886	5,453
Maintenance expense accrual	305	4,750
Forward contracts	—	4,212
Lease obligations—short term portion	2,896	365
Other liabilities and expense accruals	42,702	29,925
	$564,188	465,997

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to Telecommunications Authority and personnel income taxes.

Deferred income mainly results from the counters sold but not used by prepaid subscribers as of December 31, 2005 and September 30, 2006. Selling and marketing expense accruals are mainly result from services received from third parties related to marketing activities of the Company which are not yet invoiced.

In accordance with the license agreement, Turkcell pays 90% of the ongoing license fee, which equals to the 15% of its gross revenue, to the Turkish Treasury and 10% as universal service fund to the Ministry of Transportation and Communications of Turkey. Based on the new gross revenue definition, which is effective from March 10, 2006, interest charges for late collections from subscribers and indirect taxes, such as Value Added Taxes (VAT), and other expenses are excluded from the gross revenue calculation.

(17)   Taxes on Income

The income tax expense is attributable to income from continuing operations and consists of:

	9 Month Ended
	September 30,
	2005	2006
	(Unaudited)
Current tax expense	$(113,531)	(247,017)
Deferred tax expense	(223,811)	(208,377)
Income tax expense	$(337,342)	(455,394)

Income tax expense attributable to income from continuing operations was $337,342 and $455,394 for the nine month periods ended September 30, 2005 and 2006, respectively. These amounts are different from the amount computed by applying the Turkish income tax rate of 20% (2005: 30%) to pretax income from continuing operations as a result of the following:

	9 Month Ended
	September 30,
	2005	2006
	(Unaudited)
Computed “expected” tax expense	$(304,317)	(217,168)
Effect of change in tax rate	—	(248,277)
Change in valuation allowance	(328)	(32,401)
Non-taxable items	—	(7,318)
Investment tax credit	2,911	19,951
Reversal of non taxable translation and indexation effect in cumulative translation adjustment	—	15,068
Non taxable translation gain	(16,297)	—
Other	(19,311)	14,751
	$(337,342)	(455,394)

For the nine month periods ended September 30, 2005 and 2006 substantially all income from continuing operations other than Euroasia’s loss from continuing operations was domestic. For the nine month periods ended September 30, 2005 and 2006 Euroasia with statutory tax rate of 25% (established in Netherlands and has operations in Ukraine) has loss from continuing operations before taxes amounting to $53,708 and $168,580 and related tax benefit of $9,569 and nil, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 2005 and 2006 are presented below:

	December 31,	September 30,
	2005	2006
		(Unaudited)
Deferred tax assets:
Accrued expenses	$76,418	49,237
Other, principally accounts and other receivables (principally due to allowance for doubtful accounts)	17,805	7,587
Net operating loss carry forwards	29,368	40,846
Tax credit carry forwards (Investment tax credit)	294,301	4,098
Gross deferred tax assets	417,892	101,768
Less: Valuation allowances	(16,960)	(49,361)
Deferred tax assets	400,932	52,407
Deferred tax liabilities:
Fixed assets and intangibles, principally due to financial leases, differences in depreciation and amortization, and capitalization of interest and foreign exchange loss for tax purposes	(366,231)	(84,081)
Investment	(26,961)	(16,501)
Total deferred tax liabilities	(393,192)	(100,582)
Net deferred tax assets / (liabilities)	$7,740	(48,175)

At September 30, 2006, net operating loss carry forwards are as follows:

Year	Amount	Expiration Date
2001	$1,200	2006
2002	543	2007
2003	5,886	2008
2004	9,745	2009
2005	1,803	2010
2006	1,536	2011 thereafter

As at September 30, 2006, net operating loss carry forwards which will be carried indefinitely are as follows:

Year	Amount
2004	$21,404
2005	55,650
2006	70,516

Until December 31, 2005, translation gain (loss) resulting from translation of TRY denominated non-monetary assets and liabilities to the US Dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No. 52 as applied to entities in highly inflationary economies and indexing differences for tax purposes were not giving raise to temporary deferred tax differences, in accordance with relevant provisions of SFAS No. 109, “Accounting for Income Taxes”.

Such differences that were not recognized during prior years have been recognized at January 1, 2006 as temporary difference in accordance with EITF 92-8 “Accounting for the Income Tax Effects under FASB Statement No. 109 of a Change in Functional Currency When an Economy Ceases to be Considered Highly Inflationary”.

Deferred taxes associated with temporary differences that arise from translation and indexation effects amounting to $143,133 as at September 30, 2006 reflected as an adjustment to the cumulative translation adjustment component of shareholders’ equity since the Turkish economy ceased to be considered highly inflationary as of January 1, 2006. The balance of those adjustments will continue to be reported in a separate component of shareholders’ equity until sale, depreciation or amortization of the related assets. For the nine month period ended September 30, 2006, $15,068 of translation and indexation effects released from cumulative translation adjustment with respect to the sale, depreciation and amortization of related assets. Tax effects caused by change in enacted income tax rate from 30% as at December 31, 2005 to 20% effective from January 1, 2006 amounting to $47,060 with respect to deferred taxes associated with temporary differences that arise from translation and indexation effects are included in consolidated interim statements of income for the nine month period ended September 30, 2006. Residual tax effects in cumulative translation adjustment released into income tax expense by specific identification approach based on the tax rate at which related assets were originally recorded in other comprehensive income.

The Turkish Treasury approved investment incentive certificates for a program of capital expenditures by Turkcell and its subsidiaries in GSM and call center operations. Such incentives entitle the Company to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but such deductions are subject to withholding tax at the rate of 19.8% (for expenditures made after April 24, 2003, the investment tax benefit equals 40% of qualifying expenditures but it is not subject to any withholding tax). However, on April 8, 2006, in line with the changes in corporate tax law, amendments were made to regulations governing investment incentives. Accordingly, tax payers have been granted an option to use the tax benefits of investment incentive certificates given that they file tax returns at 30% corporate tax rate; or file tax returns at 20% corporate tax rate (which is the new corporate tax rate effective from January 1, 2006) without using the tax benefits of investment incentive certificates. The Company preferred to use the tax benefit of investment incentive certificates which provides 0.2% net benefit on corporate taxes. As of September 30, 2006, investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $4,789,799 (December 31, 2005: $4,460,633) in qualifying expenditures, as defined in the certificates. As of September 30, 2006, the Company had incurred cumulative qualifying expenditures of approximately $1,514,854 (December 31, 2005: $2,874,780), resulting in tax credit carryforwards under the certificates of approximately $4,098 (December 31, 2005: $294,301) which can be carried forward until December 31, 2008. Approximately $475,208 of qualifying expenditures through September 30, 2006 (December 31, 2005: $505,203) under such certificates are indexed against future inflation.

Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, management believes a valuation allowance should continue to be provided on a portion of the deferred tax assets, resulting from certain consolidated subsidiaries where the likelihood of realizing these deferred tax assets is not more likely than not. Accordingly, a valuation allowance of approximately $49,361 is recorded as of September 30, 2006 (December 31, 2005: $16,960) for such amounts.

For balance sheet presentation purposes, the valuation allowance at December 31, 2005 and September 30, 2006 has been allocated between current and non-current deferred tax assets on a pro-rata basis in accordance with the provisions of SFAS No. 109.

Further, in accordance with the Law No. 5024, effective from January 1, 2004, taxable income is determined based on the financial statements restated for the effects of inflation if the cumulative three-year inflation rate exceeds 100% and annual inflation rate in the current period exceeds 10%. Accordingly, taxable income for the period ended December 31, 2004 has been determined based on such restated financial statements. However on April 19, 2005, the Ministry of Finance declared that since the cumulative inflation three-year inflation rate does not exceed 100% and the annual inflation rate in the current period does not exceed 10%, financial statements as of and for the three month period ended March 31, 2005 would not be subject to the restatement for the determination of taxable income. Financial statements as of September 30, 2006 are not subject to the restatement for the determination of taxable income.

According to the article 32 of New Corporate Tax Law No. 5520 enacted in June 2006, the corporate tax rate has been reduced from 30% to 20%. In this respect, corporate income of the companies is subject to corporate tax at the rate of 20%, effective from January 1, 2006 onwards. It has been also stated that the advance corporate tax that was calculated and collected on the rate of 30% for the advance corporate tax periods after January 1, 2006 that is in excess of the amount calculated by the new rate for the same periods will be offset against the advance corporate tax for the following advance tax periods.

According to the Income Tax Law which was published in Official Gazette on April 8, 2006, the investment allowance application has been abolished effective from January 1, 2006. However, the respective law allows the taxpayers to utilize their investment allowance rights obtained under the scope of the previous provisions only from their income generated in the years 2006, 2007 and 2008.

(18)   Long Term Borrowings

At December 31, 2005 and September 30, 2006, long-term borrowings comprised the following:

			December 31, 2005	September 30, 2006
				(Unaudited)
		Year of	Carrying	Carrying
	Currency	maturity	amount	amount
Secured bank borrowings	USD	2011	—	368,818
Secured bank borrowings	USD	2006	129,144	—
Secured bank borrowings	EUR	2008	—	102,541
Secured bank borrowings	EUR	2006	147,889	—
Unsecured bank borrowings	USD	2006-2007	225,875	84,438
Unsecured bank borrowings	USD	2012	—	132,257
Unsecured bank borrowings	TRY	2008	37,295	—
			540,203	688,054
Current portion of long term bank borrowings			(457,355)	(585,513)
Long term bank borrowings			82,848	102,541

The effective interest rates of long term secured bank borrowings denominated in EUR and USD are 4.4% and 11.1% respectively (December 31, 2005: 8.0% and 9.3%). As of September 30, 2006, all unsecured long term bank borrowings are denominated in USD with an effective interest rate of 7.6% (As of December 31, 2005 unsecured long term bank borrowings denominated in USD and TRY had effective interest rates of 7.6% and 15.9% respectively). On December 30, 2005, Astelit, together with ING Bank N.V. (“ING Bank”) and Standard Bank London Ltd. (“Standard Bank”), finalized a syndicated long term project financing of $390,000. As at 30 September 2006, $368,732 of that facility has been utilized and $21,268 was undrawn.

These financing agreements contain a number of restrictive debt covenants applicable to Astelit and Euroasia, which may be summarized as follows:

•       Astelit has to comply with certain financial ratios during the period of financing;

•       Astelit may not pledge any of its assets (including its rights under the supply contracts and its rights under the material insurance contracts);

•       Euroasia may not pledge shares owned in Astelit to other parties;

•       Euroasia may not pledge any loans issued to Astelit;

•       There are restrictions on disposal of assets by Astelit;

•       Astelit can not attract financing from parties other than Euroasia and Lenders, without the consent of the Lenders;

•       There are restrictions on finance leasing and supplier financing arrangements;

•       Astelit may not conduct any other business apart from the operation of telecommunications services, and business ancillary thereto;

•       Astelit may not merge with other companies (DCC merger is out of coverage of this clause as per waiver letter dated May 9, 2006);

•       There are restrictions on acquisitions of subsidiaries;

•       There are restrictions on issuance of guarantees by Astelit;

•       Astelit can not issue any shares for purposes other than receiving financial support from current shareholders;

•       Payment of dividends may only occur once Astelit complies with certain financial ratios.

Besides, as part of the project financing package, a long term junior facility up to $150,000 (including interest amounting to $24,000) was also finalized with Turkiye Garanti Bankasi AS Luxemburg Branch and Akbank TAS Malta Branch. The junior facility is fully guaranteed by the Company. This facility has been fully utilized as at September 30, 2006.

Based on Astelit’s interim financial statements as at and for the three months ended March 31, 2006 and six months ended June 30, 2006, Astelit was in breach of certain of its covenants under the Syndicated Loan, including the covenant to deliver its consolidated financial statements for the fiscal year ending December 31, 2005, to the facility agent within 180 days by the end of the 2005 fiscal year. During May, July and August, Astelit granted waivers of its breach of its consolidated EBITDA covenant for the first and second quarter of 2006 and a waiver of the covenant that required Astelit to deliver its 2005 annual consolidated financial statements to the facility agent. Based on Astelit’s interim financial statements as of September 30, 2006, Astelit was again in breach of its covenants contained in its syndicated long term project financing. The breach of a covenant is an event of default and the lenders in the syndicated long term project may demand immediate repayment of the outstanding amounts which would also trigger the cross-default to and acceleration upon notice of, substantially all of the Astelit’s borrowings. The breach of the EBITDA covenant is an event of default and therefore, Astelit reclassified its total long term debt amounting $501,064 (including its junior loan) as short term debt payable as of September 30, 2006. Astelit requested the facility agent, the senior creditors and the Export Credit Agency (“ECA”) to waive this event of default under the syndicated long term financing. On October 31, 2006, Astelit has obtained the waiver letter from the facility agent and the dead-line granted to make the Restructuring Amendments has been extended to November 30, 2006.

On August 24, 2005, TRY 50,000 loan was obtained from West LB A.G., London Branch with a term of 3 years. The facility was aimed to reduce the currency risk on the Company’s balance sheet. On August 29, 2006, the Company early extinguished the loan due to financial market volatility leading an increase in costs.

(19) Common Stock

At September 30, 2006, common stock represented 2,200,000,000 (December 31, 2005: 2,200,000,000) authorized, issued and fully paid shares with a par value of TRY 1 each. In accordance with the Law No 5083 with respect to the TRY, on May 9, 2005, par value of each share is registered to be one TRY.

In connection with the redenomination of the Turkish Lira and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TRY 1, 1,000 units of shares, each having a nominal value of TRY 0.001 shall be merged and each unit of share having a nominal value of TRY 1 shall be issued to represent such shares. The Company is still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TRY 0.001 to one ordinary share having a nominal value of TRY 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TRY 0.001 to TRY 1, all shares will have a value of TRY 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TRY 1 which is consented by Capital Markets Board of Turkey (“CMB”). Basic and diluted weighted average number of shares and net income per share as of September 30, 2005 are retrospectively changed to reflect each share having a nominal value of TRY 1.

The following table sets forth the computation of basic and diluted earnings per share:

	Nine Months Ended,
	September 30,
	2005	2006
	(Unaudited)
Numerator:
Net income	669,525	671,139
Denominator:
Basic and diluted weighted average shares	2,200,000,000	2,200,000,000
Basic and diluted net income per share	0.304330	0.305063

On March 22, 2006, the Board of Directors of the Company decided to make a proposal to the General Assembly for distribution of a total net cash dividend of TRY 509,075 (equivalent to $340,041 and $342,166 at September 30, 2006 and May 22, 2006, respectively) (which constitutes 50% of distributable income per statutory accounts) and dividend in the form of bonus issue amounting of TRY 345,113 (equivalent to $230,521 and $231,962 at September 30, 2006 and May 22, 2006, respectively) for the year ended December 31, 2005. The distribution of dividends was approved at the General Assembly Meeting held on May 22, 2006 and cash dividend distribution was started on May 29, 2006.

All share amounts and per share figures reflected in the Company’s historical financial statements have been retroactively restated for the stock splits discussed above.

The total effects of restatements in number of shares are as follows:

	December 31,	September 30,
	2005	2006
Historical number of shares	500,000,000	500,000,000
After bonus share distribution—statutory capital inflation adjustment 2003,2004,2005	1,554,298,916	1,554,298,916
After bonus share distribution—dividend for the year 2003,2004,2005	2,200,000,000	2,200,000,000

The net distributable income, after deducting legal reserves, amounts to TRY 1,018,150 (equivalent to $680,081 at September 30, 2006). Accordingly, the dividend distribution was as follows:

	Amount per		USD equivalent
	share	Total	September 30, 2006
	(TRY in full)	(TRY)
Dividend cash	0.274450	509,075	340,041
Bonus issue	—	345,113	230,521

Accordingly, the rate of bonus issue certificate issued for each share having a nominal value of TRY 1 is as 18.605586%

(20) Commitment and Contingencies

As of December 31, 2005 and September 30, 2006, commitments and contingent liabilities comprised the following:

	December 31,	September 30,
	2005	2006
		(Unaudited)
Bank Letters of Guarantee	$41,319	47,487
Guarantees
Digital Platform	5,419	—
BNP—Brussels (Buyer Credit)	4,015	—
BNP—Hungary (Buyer Credit)	1,404	—
Purchase Commitments	175,553	103,857
Digital Platform	99,785	87,033
Baytur	21,100	11,605
Ericsson AB	48,732	5,219
Sysdate	5,936	—

Guarantees

As of September 30, 2006, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations amounting to TRY 71,093 (equivalent to $47,487 at September 30, 2006) (December 31, 2005: $41,319).

As explained in Note 18, the Company has fully guaranteed the long term junior facility of Astelit.

Guarantees on behalf of Digital Platform were related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks. In February 2006, all related loans have been repaid by Digital Platform and the corporate guarantees have been released.

Purchase Commitments

According to the “Sponsorship and Advertising Agreements” signed in the context and as an integral part of the “Restructuring Framework Agreement”, the Group committed to purchase sponsorship and advertisement from Digital Platform. Outstanding purchase obligation with respect to these agreements as of September 30, 2006 is amounting to $87,033 (December 31, 2005: $99,785) excluding VAT.

The principal shareholder of Baytur Insaat Taahhut AS (“Baytur”), a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among the Company, Baytur and the land owner, which is a governmental organization, on October 19, 2004. The contract amount is $39,650 and the project is planned to be completed in 2008. The Company paid $28,045 to Baytur within the scope of this agreement as at September 30, 2006 (December 31, 2005: $18,550).

Purchase obligations in relation to GSM equipment arise from GSM equipment supply and service contracts signed by Astelit with Ericsson AB. As of September 30, 2006 Astelit’s purchase commitment is $5,219.

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on VAT on Ongoing License Fee

Starting from June 2003, the Company has begun to make payments for VAT on ongoing license fees with reservations and commenced a lawsuit against the Tax Office for the related period. On December 31, 2003, the Tax Court decided that the Company would not have to pay VAT on ongoing license fee from February 2004 onwards. The Tax Office has appealed this decision. On March 28, 2006, Danistay decided in line with the local court. Based on the management and legal counsel’s opinion, the Company has not provided any accrual related with this dispute in its consolidated interim financial statements as at and for the nine months ended September 30, 2006.

Dispute on Turk Telekom Transmission Lines Leases

Effective from July 1, 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on July 30, 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TRY 3,023 ($2,019 as at September 30, 2006) for possible interest charges as at December 31, 2000. On May 9, 2002, Turk Telekom requested an interest amounting to a nominal amount of TRY 30,068 (equivalent to $20,084 as at September 30, 2006).

The Company did not agree with the Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. The case is still pending. As at September 30, 2006, the Company recorded a provision of nominal amount of TRY 13,296 (equivalent to $8,881 as at September 30, 2006) because its management and legal counsel believe that this is the most likely outcome in accordance with the relevant provisions of the Interconnection Agreement.

Dispute on National Roaming Agreement

During the third quarter of 2001, the Company was approached by Is-Tim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continuing under the supervision of the Telecommunications Authority has been subject to several lawsuits. The cases are still pending.

In a letter dated March 14, 2002, the Telecommunications Authority subjected Is-Tim’s request for national roaming to the condition that it be reasonable, economically proportional and technically possible. Nevertheless the Telecommunications Authority declared that Turkcell is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against Telecommunications Authority. On March 14, 2006, Danistay decided to cancel the process dated March 14, 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Telecommunications Authority appealed the decision.

On June 9, 2003, the Turkish Competition Board (the “Competition Board”) decided that the Company abused its dominant position by refusing to enter into a national roaming agreement with Is-Tim, and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $14,576 at September 30, 2006). On March 28, 2006, Danistay cancelled the Competition Board’s decision. Both parties have not appealed the decision and accordingly Danistay decision was finalized.

On December 10, 2004, Tax Office requested nominal amount of approximately TRY 21,822 (equivalent to $14,576 at September 30, 2006) regarding the Competition Board decision. On November 25, 2005, the Administrative Court decided the cancellation of the aforementioned payment order. Both the Competition Board and Tax Office have appealed the decision. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual for Competition Board’s decision.

Additionally, the Telecommunications Authority decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $14,576 at September 30, 2006). On April 7, 2004, the Company made the related payment. On January 3, 2005, Telecommunications Authority paid back nominal amount of TRY 21,822 (equivalent to $14,576 at September 30, 2006). On December 13, 2005, Danistay decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Telecommunications Authority appealed the decision. The case is still pending. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual as at September 30, 2006.

If the Company is forced to enter a national roaming agreement on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be adversely affected.

Investigation of the Turkish Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors, in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined by nominal amount of approximately TRY 6,973 (equivalent to $4,658 as at September 30, 2006) and was enjoined to cease these infringements. The Company initiated a lawsuit before Danistay for the injunction and cancellation of the decision. On November 15, 2005, Danistay cancelled the Competition Board’s decision on the ground that Competition Board infringed the procedural rules governing the investigation process.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on December 29, 2005. Based on this decision, Ankara Tax Office requested the Company to pay TRY 6,973 (equivalent to $4,658 as at September 30, 2006) through the payment order dated August 4, 2006. On September 25, 2006, the Company made the related payment and initiated a lawsuit for the injunction and cancellation of this payment order.

On March 10, 2006, the Company initiated a lawsuit before Danistay for the injunction and cancellation of the Competition Board’s decision dated December 29, 2005. Danistay rejected the injunction request of the Company. The company has objected to this rejection decision. The case is still pending. The Company ceased to accrue for TRY 6,973 (equivalent to $4,658 as at September 30, 2006) on its consolidated interim financial statements as at September 30, 2006 due to the aforesaid payment on September 25, 2006.

Dispute on Collection of Frequency Usage Fees

On May 21, 1998, the Company entered into a protocol with the Wireless Communications General Directorate (the “Directorate”) regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, the Company is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate’s power, including all of its rights and obligations, was transferred to the Telecommunications Authority.

On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, the Company filed a lawsuit requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. After respective legal procedures, on April 20, 2004, the Company paid nominal amount of TRY 145,644 (equivalent to $97,284 at September 30, 2006) for the frequency usage fees of 2002 including interest through that date with reservation. The court rejected the Company’s request and decided that there should be no further judgment on this issue since the frequency usage fees of 2002 are paid. Both the Company and Telecommunications Authority appealed this decision. On June 29, 2006, Supreme Court rejected both appeals and approved the local court’s judgment. Both the Company and Telecommunications Authority have applied for the correction of this decision.

Investigation of the Telecommunications Authority on International Voice Traffic

In May 2003, the Company was informed that the Telecommunications Authority had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On March 5, 2004, the Telecommunications Authority fined the Company by nominal amount of approximately TRY 31,731 (equivalent to $21,195 at September 30, 2006). On April 9, 2004, the Company made the respective payment. With respect to the Danistay’s injunction on November 5, 2004, Telecommunications Authority paid back the nominal amount. Telecommunications Authority appealed this decision. General Assembly of Administrative Courts of Danistay rejected the appeal request of Telecommunications Authority. Case is still pending. Based on its management and legal counsel’s opinion, the Company has recorded income amounting to nominal amount of TRY 31,731 (equivalent to $21,195 at September 30, 2006) in the consolidated financial statements as at and for the year ended December 31, 2004.

On March 2, 2005, Turk Telekom notified the Company that, the Company has damaged Turk Telekom because of the interconnection agreement signed with Milleni.com. Accordingly, Turk Telekom requested the Company to pay nominal amount of TRY 219,148 (equivalent to $146,382 as at September 30, 2006) of principal and nominal amount of TRY 178,364 (equivalent to $119,140 at September 30, 2006) of interest, which make a sum of nominal amount of TRY 397,512 (equivalent to $265,522 at September 30, 2006) until March 7, 2005. In addition, Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TRY 450,931 (equivalent to $301,203 at September 30, 2006) of which TRY 219,149 (equivalent to $146,382 at September 30, 2006) is principal and TRY 231,782 (equivalent to $154,821 at September 30, 2006) is interest charged until June 30, 2005. Related case is still pending. However, on December 13, 2005, Danistay rejected the request of Turk Telekom regarding the cancellation of the interconnection agreement between Milleni.com and the Company. Management and legal counsel believe that the aforementioned request has no legal basis. At this point, regarding this litigation it is premature to estimate its potential outcome, if any.

Based on its management and legal counsel’s opinion, the Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at September 30, 2006.

Investigation of the Telecommunications Authority on Frequency Fee Payments

On October 23, 2003, the Telecommunications Authority fined the Company, claiming that the Company has made inadequate annual frequency usage fee payments by notifying its subscriber numbers less than the actual. The Telecommunications Authority requested nominal amount of TRY 16,005 (equivalent to $10,691 as at September 30, 2006) for principal, an interest charge of nominal amount of TRY 10,761 (equivalent to $7,188 as at September 30, 2006) and a penalty of nominal amount of TRY 63,463 (equivalent to $42,391 as at September 30, 2006). Management and legal counsel believe that the Telecommunications Authority’s decision is due to a misinterpretation of the applicable regulations. On February 20, 2004, the Company initiated legal proceedings for the annulment of the decision. On November 26, 2004, the administrative court rejected the request of the Company. The Company appealed the decision. On October 12, 2005, the Tax Office sent a payment order amounting to nominal amount of TRY 63,463 (equivalent to $42,391 as at September 30, 2006) which was paid by the Company previously. On November 8, 2005, the Company initiated another lawsuit before the administrative court against the Tax Office requesting an injunction and cancellation of the payment order. On March 31, 2006, the court rejected the injunction request and the Company appealed the decision and on June 19, 2006, the Court accepted the Company’s appeal.

On April 16, 2004, the Company paid nominal amount of TRY 103,740 (equivalent to $69,294 as at September 30, 2006) including interest through that date regarding the Telecommunication Authority’s claim. On May 3, 2006, Danistay cancelled the portion of the Court’s judgment relating to wireless usage fee and interest accrued on such fee. However, Danıştay has approved the other portions of the aforesaid judgment, by rejecting the Company’s appeal request. The Company has requested the correction of judgment against Council of State’s above mentioned decision. However, the Company management believes that decision of the next case will not be in favor of the Company since the reason behind the appeal is the payment of requested amount including interest previously.

Dispute on Special Transaction Taxation Regarding Prepaid Card Sales

On September 18, 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June—December 2002, the Company calculated the special transaction tax on post-discounted amount. Pursuant to this report, the Tax Office delivered to the Company a notice, asserting deficiencies in special transaction tax declarations and requesting a special transaction tax payment amounting to nominal amount of TRY 6,993 (equivalent to $4,671 at September 30, 2006) and a tax penalty of nominal amount of TRY 9,875 (equivalent to $6,596 at September 30, 2006). The case is still pending. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at September 30, 2006.

Disputes on annulment of fixed odds betting tender related to establishment and operation of risk management center head agency

Reklam Departmani Basin Yayin Proje Yapim Danismanlik ve Ticaret Limited Sirketi (“Reklam Departmani”) commenced a lawsuit against the Genclik ve Spor Genel Mudurlugu (“GSGM”) in the Ankara 4th Administrative Court. In the lawsuit, Reklam Departmanı claimed for the annulment of fixed odds betting tender related to the establishment and operation of risk management center and acting as head agency. Inteltek’s operations may be affected by the court’s decision. Inteltek, requested from the court to participate to the case as an intervener; the court has not decided on this request. On February 21, 2005, the Court rejected the case. Reklam Departmani appealed this rejection. Danıstay accepted the appeal request of Reklam Departmanı. On February 17, 2006, GSGM has applied for the correction of this decision. Danistay rejected the correction of decision request of GSGM. The case is directed to local court. Reklam Departmanı claimed suspension of execution and cancellation of Fixed Odds Betting (“FOB”)

tender. Local Court rejected Reklam Departmanı’s suspension of execution claim on August 18, 2006. Management and legal council believe that it is not practicable to issue an opinion on the conclusion of the case at the current stage. The Company has not set any accruals with respect to this matter in its interim financial statements as at September 30, 2006.

With respect to the same tender Gtech Avrasya Teknik Hizmet ve Musavirlik AS (“Gtech”) commenced a lawsuit against Public Tender Authority and GSGM. Since Inteltek’s operations may be affected by the court’s decision, the Company has participated to the case as an intervener. On February 21, 2006, the court rejected the case. Both Gtech and Public Tender Authority appealled the decision. Danistay accepted the request of appeal. Inteltek has applied for the correction of decision on February 9, 2006. On July 9, 2006, Danistay rejected Inteltek. On July 18, 2006 the court issued a preliminary injunction which stopped the effectiveness of Public Tender Authorities decision concerning that there is no ground to give a decision regarding the cancellation of the aforementioned tender and rejected the request concerning the injunction of fixed odds betting tender related to the establishment and operation of risk management center and acting as head agency. This decision has been contested by the defendants Public Tender Authority, GSGM and Inteltek. Ankara District Administrative Court, which examined these contestations, on August 22, 2006, has accepted the defendants’ contestations and upheld the preliminary injunction decision issued by the local court; and dismissed the applicant’s request for a preliminary injunction. Gtech repeated claim of cancellation of FOB tender.

On the other hand GSGM submitted October 9, 2006 dated petition to court and indicated that “case was not filed within legal period of time (60 days)”. Spor Toto also requested from Local court to dismiss Gtech’s case and required hearing.

Gtech commenced another lawsuit against GSGM for the cancellation of the fixed odds betting contract signed in the same tender. Ankara 4th Administrative Court dismissed the case for a lack of jurisdiction Gtech appealed this decision. The cases are still pending.

For the reason that, those requests of annulment of tender relate to the “Fixed Odds Betting Agreement Relating to the Establishment and Operation of Risk Management Center and Acting as Head Agency”, an annulment decision that would be rendered in those lawsuits shall invalidate the said agreement and therefore it shall be impossible for Inteltek to carry out its activities as per the said agreement

Legal counsel believes that it is not practicable to issue an opinion on the conclusion of these cases. Based on its management and legal counsel’s opinion The Company has not provided any accruals with respect to these matters in its consolidated interim financial statements as at September 30, 2006.

Dispute with Spor Toto Teskilat Mudurlugu

On November 9, 2005, Spor Toto Teskilat Mudurlugu sent a notification letter to Inteltek that Inteltek is obliged to pay nominal amount of TRY 3,292 (equivalent to $2,199 at September 30, 2006) due to the difference in the reconciliation methods. Spor Toto Teskilat Mudurlugu claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek did not pay the requested amount.

A lawsuit for determination of evidence has been initiated against Inteltek by Spor Toto Teskilat Mudurlugu on behalf of GSGM. In this lawsuit, Spor Toto Teskilat Mudurlugu has requested from the Court to determine that Inteltek was responsible for the revenue which was not transferred to the Spor Toto Teskilat Mudurlugu’s accounts in due time, and collection risk belonged to Inteltek, Inteltek was responsible for the revenue in the amount of TRY 1,527 (equivalent to $1,020 at September 30, 2006) which was not paid and not collected until the date of the lawsuit and final accounts should be resolved after every period of six-months for settlement, by accepting the periods of six-months for settlement as periods independent from each other. The case is still pending.

Based on its management and legal counsel’s opinion Inteltek accrued nominal amount of TRY 3,292 (equivalent to $2,199 at September 30, 2006) for this amount in the accompanying consolidated interim financial statements as at September 30, 2006 due to the probability of negative outcome of the declaratory action.

Dispute on call termination fee

Telsim has initiated a lawsuit claiming that, the Company has not applied the reference interconnection rates determined by the Telecommunications Authority, and has charged interconnection fees exceeding the ceiling rates approved by Telecommunications Authority and requested an injunction to be applicable starting from August 1, 2005, to cease this practice and requested a payment of its damages totalling to nominal amount of TRY 26,108 (equivalent to $17,439 as at September 30, 2006) including principal, interest and penalty on late payment. On April 6, 2006, the case was rejected. Telsim appealed the decision. As it is stated in the existing Interconnection Agreement with Telsim, Telsim referred the matter to the Telecommunications Authority. The resolution procedure was finalized and Telecommunication Authority set the call termination charges which are effective from March 1, 2006. According to the Telecommunications Authority decision, these charges have been applied between Turkcell and Telsim from March 1, 2006 to May 24, 2006. The management and legal counsel of the Company believe that it is premature to estimate the legal outcome with respect to Telsim’s request of its damages at this point. Therefore, the Company has not recorded any accrual with respect to this matter in its consolidated interim financial statements as at September 30, 2006.

Invalidity of the Board Resolution

On June 23, 2005, the Board of Directors of the Company has decided to allow Alfa Group to conduct a due diligence in the Company and to entitle the management. On July 1, 2005, Sonera filed a suit with an injunction request against the Company for the purpose of determination of the invalidity of the resolution dated June 23, 2005. On December 28, 2005, the court rejected the injunction request of Sonera. Sonera has appealed this decision on February 24, 2006.

Dispute with Iranian Ministry in connection with the GSM tender process

The Company believes the Iranian Ministry has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, the Company has brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process. Such injunction order was rejected in April 2006.

Dispute with the Telecommunications Authority with respect to temporary set call termination fees

The interconnection agreement with Turk Telekom provided for a renegotiation of pricing terms on call termination fees after December 31, 2004, and in the event that the parties could not agree on new terms by February 28, 2005, for referral to the Telecommunications Authority for resolution. As the parties were unable to agree on new terms, Turk Telekom referred the matter to the Telecommunications Authority, which has set temporary call termination fees for calls terminating on each operator’s network starting from August 10, 2005.

On October 7, 2005, the Company filed a lawsuit against the Telecommunications Authority for the injunction and cancellation of this decision, which has set temporary call termination fees for calls terminating on each operator’s network starting from August 10, 2005 and the court rejected the Company’s request. The Company has appealed this decision. Besides, on June 1, 2006, Telecommunications Authority issued reference call termination fees for the Company and Turk Telekom. In addition, on July 26, 2006, Telecommunications Authority issued final reference call termination fees for the Company and Turk Telekom. On July 10, 2006 and August 14, 2006, the Company filed two lawsuits on Ankara Administrative Court for the injunction and cancellation of reference call termination fees set as TRY 0.14/minute for calls terminating on Turk Telekom and the Company’s network through the decisions of Telecommunications Authority dated June 1, 2006 and July 26, 2006. On August 18, 2006, the Court has decided to combine these two lawsuits.

As mentioned above, Telecommunications Authority has set temporary call termination fees for calls terminating on each operator’s network starting from August 10, 2005. However, Turk Telekom does not apply these termination fees for the international calls. Therefore, on December 22, 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages totaling to nominal amount of TRY 11,970 (equivalent to $7,995 at September 30, 2006) including principal, interest and penalty on late payment covering the period from August 2005 until October 2005. The case is still pending.

In addition, call termination fees between the Company and Vodafone and the Company and Avea are set through ‘Reconciliation procedure’ and ‘Call termination fees’ issued on June 1, 2006 by Telecommunications Authority. These call termination fees are effective from March 2006, May 2006 and July 2006 for Telsim, Vodafone and Avea, respectively. On August 14, 2006, the Company filed a lawsuit on Ankara Administrative Court for the injunction and cancellation of call termination fees between Turkcell and Avea which have been set as TRY 0.14/ minute for calls terminating on the Company’s network. Additionally, on August 23, 2006, the Company also filed a lawsuit on Ankara Administrative Court for the injunction and cancellation of call and SMS termination fees between Turkcell and Vodafone (Telsim for the period between March 1, - May 24, 2006) which have been set as TRY 0.14/ minute for calls terminating and TRY 0.297/unit for SMS terminating on the Company’s network. The Ankara Administrative Court dismissed the case on August 29, 2006, deciding that it does not have jurisdiction over the case. The file was sent to Council of State. The case is still pending.

Dispute with Avea

On February 28, 2006, Avea has initiated a lawsuit against the Company claiming that although there is an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the messages terminating in Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 12,275 (equivalent to $8,199 at September 30, 2006) for the period between February 2005 and December 2005 with its accrued interest till payment.

On October 10, 2006, the Court decided that charging SMS interconnection termination fees violates the agreement between the Company and Avea and the Company should pay Avea’s losses amounting to nominal amount of TRY 12,275 (equivalent to $8,199 at September 30, 2006) for the period between February 2005 and December 2005 with its accrued interest till payment. In line with the court decision, neither SMS interconnection revenue nor SMS interconnection expense has been recognized with respect to the February 2005 to June 2006 and interest has been accrued till October 27, 2006 amounting to nominal amount of TRY 3,043 (equivalent to $2,033 at September 30, 2006) for Avea’s losses in the interim financial statements as at and for the nine months ended September 30, 2006. The Company made the principal and interest payment for the period between February 2005 and December 2005 on November 6, 006.

The Company has also applied to the Telecommunications Authority to set SMS interconnection prices between the Company and Avea.

Dispute on value added taxation with respect to roaming services

Tax Office claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the year 2000. It has been notified that, based on the calculation made by the Tax Office, the Company should pay nominal amount of TRY 19,791 (equivalent to $13,220 at September 30, 2006) for VAT and penalty fee. Moreover, Tax Office also claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the years 2001 and 2002 amounting to  nominal amount of TRY 15,972 (equivalent to $10,669 at September 30, 2006) and TRY 23,863 (equivalent to $15,940 at September 30, 2006) respectively, for VAT and penalty fee. Management decided not to pay such amounts and initiated judicial processes on April 6, 2006 for VAT and penalty fee for the year 2000 and on July 13, 2006 for VAT and penalty fees for the years 2001 and 2002. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at September 30, 2006.

Dispute on ongoing license fee and universal service fund payment based on the amended license agreement

Based on the law enacted on July 3, 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is valid after Danistay’s approval on March 10, 2006. In the meanwhile, the Company realized the payments including above-mentioned items between July 21, 2005 and March 10, 2006, when the amendment in license agreement was effective. On April 21, 2006, the Company initiated a lawsuit against Turkish Treasury for the difference between the payments that were realized started from July 21, 2005 until March 10, 2006 totalling TRY 111,316 (equivalent to $74,354 at September 30, 2006) including interest of TRY 8,667 (equivalent to $5,789 at September 30, 2006).

The above-mentioned enacted law dated July 3, 2005 also assigned Telecommunications Authority for the revision of license agreement according to new regulation. However, Telecommunications Authority did not finalize such revision in a timely manner. Therefore, on May 5, 2006, the Company has initiated a lawsuit against the Telecommunications Authority for the delay of the revision in license agreement preventing the new regulation to become effective until March 10, 2006. By this lawsuit, the Company has requested payment totalling TRY 112,317 (equivalent to $75,023 at September 30, 2006) including interest of TRY 9,668 (equivalent to $6,458 at September 30, 2006). The Company has decided to give up the request regarding the interest of TRY 9,668 (equivalent to $6,458 at September 30, 2006).

Dispute on Telecommunications Authority fee payment based on the amended license agreement

Based on the 9th  article of the new license agreement dated March 10, 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once in a year as Telecommunications Authority Fee. However in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting ongoing license fee, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on April 12, 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. However, the Court rejected the Company’s injunction request. The Company objected to the Court’s decision.

On June 21, 2006, Telecommunications Authority notified the Company that the Telecommunication Authority Fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated March 10, 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, Telecommunications Authority requested the Company to pay additional TRY 4,011 (equivalent to $2,679 at September 30, 2006). The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of Telecommunications Authority.

Dispute on receivables from Avea regarding call termination fees

Based on the 21th  article of  the Access and Interconnection Regulation, the operators may retroactively apply the final call termination fees  determined by Telecommunications Authority under the reconciliation procedure. Therefore, on August 29, 2006, the Company has initiated a lawsuit against Avea for the collection of its damages totaling to nominal amount of TRY 32,334 (equivalent to $21,598 at September 30, 2006) including principal, interest and penalty on late payment covering the period from June 30, 2004 until July 7, 2006 which is the announcement date of the reference call termination fees issued by Telecommunications Authority on June 2006. The case is still pending.

Dispute on validity of the General Assembly Meeting

On August 21, 2006, Sonera filed a lawsuit with an injunction request for the purpose of determination of the invalidity of our General Assembly Meeting with an ordinary agenda including dividend distribution and appointment of members of the Board of Directors, held on May 22, 2006 and the invalidity of all resolutions taken in this meeting.

(21)   Subsequent event

On November 8, 2006, Board of Directors of the Company adopted a resolution for the blank endorsement of a portion of the Company’s shares owned by Cukurova Investment N.V. and Cukurova Holding A.S with nominal amounts of TRY 63,591.8 (equivalent to $42,477 at September 30, 2006) and TRY 64,720.5 (equivalent to $43,231 at September 30, 2006), respectively. The shares may be sold through an offering in the form of ordinary shares (“Secondary Offering”). A Registration Statement relating to these shares has been or will be filed with the SEC. The Company will not be receiving any proceeds from this offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 8, 2006	By:	/s/ Koray Ozturkler
	Name:	Koray Ozturkler
	Title:	Head of Investor Relations
Date: November 8, 2006	By:	/s/ Ferda Atabek
	Name:	Ferda Atabek
	Title:	Investor Relations Officer